SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 22, 2008

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT APPOINTS PARTNERS TO SUPPORT S-BAND

APPLICATION PROCESS

London, UK; 22nd August 2008: Inmarsat plc (LSE: ISAT) today confirms the selection of Thales Alenia Space and International Launch Services to support an application under the European S-band Application Process (ESAP) for an award of S-band spectrum.

Andrew Sukawaty, Inmarsat’s Chairman and CEO said, “Inmarsat is one of the most capable and credible potential awardees for the S-band frequencies and we are targeting the commercial opportunities that may arise from S-band to drive new growth and create value for shareholders. We will be submitting a formal application to the European Union authorities and we are delighted to announce the appointment of Thales Alenia Space and International Launch Services to support our application.”

Inmarsat and Thales Alenia Space today announced an Authorisation to Proceed for the development of the “EuropaSat” satellite to provide mobile broadcast and two-way telecommunications services in the S-Band throughout Europe. Thales Alenia Space will commence work on the satellite design, based on its Spacebus 4000C3 platform and develop it through the Critical Design Review to support a fully compliant application for a EC-wide S-band spectrum allocation by Inmarsat, under the recently-announced ESAP.

Inmarsat and International Launch Services (ILS) today announced a contract for the launch of EuropaSat. This contract follows this week’s successful launch of the Inmarsat-4 F3 satellite on an International Launch Services’ Proton Breeze M vehicle.

Both the Thales Alenia Space satellite manufacturing programme and ILS launch contract are subject to a successful outcome of the ESAP which commenced on 7 August 2008.

Mr Sukawaty added, “While we progress our S-band application, we will be pursuing the commercial partnerships necessary to ensure the returns from the required investment will generate acceptable returns on capital without undue risks or uncertainties.”

- ends -

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2007, Inmarsat plc had total revenue of US$ 576.5 million. More information can be found at www.inmarsat.com.

For media enquiries, please contact:	For investor enquiries, please contact:

Chris McLaughlin	Simon Ailes
Inmarsat	Inmarsat
Telephone: +44 20 7728 1015	Telephone: +44 20 7728 1518
Email: chris_mclaughlin@inmarsat.com	Email: simon_ailes@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: August 22, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: August 22, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer